

August 25, 2014

VIA E-mail
Charles Farrahar
Chief Financial Officer
Medovex Corp.
1735 Buford Hwy., Ste 215-113
Cumming, Georgia 30041

> **Re:** **Medovex Corp**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted August 8, 2014**
> **CIK No. 0001591165**

Dear Mr. Farrahar:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1, yet it remains unclear to what extent this is a "functional" prototype and how it has been used. Please clarify.

Initial Product, page 1

2. We note your response to prior comment 2. Please disclose in the second paragraph of this section that your prototype device was not used in Dr. Haufe's procedures and that the study did not cover safety. Also, please revise your disclosure here and throughout your prospectus so that when you describe the DenerVex device as performing a procedure, you should describe it as anticipatory in nature, rather than implying that the device is performing procedures currently.

3.   We note your response to comment 4. Please disclose in the summary the information disclosed in the last two sentences of your response.

4.   It remains unclear how the sales price per unit prediction amount is appropriate as you describe in your response to comment 6. Please revise to describe the "two customer focus group sessions" in more detail including how the price was based on "feedback" from those sessions.   For example, please tell us how many people were involved in the sessions, what the format of these focus group sessions was, and whether you have formal results that you can share with us regarding how the amounts were determined. Please revise or advise.

Use of Proceeds, page 30

5.   Please include in your disclosure the substance of your response to comment 8.

Our Product, page 48

6.   We note your response to prior comment 10, yet it continues to remain unclear why you believe this amount is accurate based on your focus group estimates. Please expand you disclosure to provide more detail about the cost of the procedure, including disclosure about how you determined these amounts or remove this table.

Note 5 – Patent Assignment and Contribution and Royalty Agreements, page F-12

7.   We note your response to prior comment 11 and your conclusion that the Contribution and Royalty Agreement resulted in Dr. Haufe donating the contributed assets to the capital of the company. You also acknowledge that as part of the transaction Dr. Haufe received a right to future royalties. We note that Dr. Haufe was a founding and organizing member of company and he meets the definition of a promoter as outlined in Rule 1-02(s) of Regulation S-X. Consistent with SAB Topic 5G, nonmonetary assets received from promoters in exchange for stock or other consideration should be recorded by the company at the cost of the asset in the promoter's records, determined in conformity with GAAP. Please revise your financial statements to correctly record the assets contributed by Dr. Haufe at predecessor cost.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tara Harkins at 202-551-3639 or Jay Webb at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

 /s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc: via Email   Harvey Kesner, Esq.
Arthur S. Marcus, Esq.